Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121611

PROSPECTUS

LANOPTICS LTD.

1,846,800 ORDINARY SHARES

This prospectus relates to up to 1,846,800 ordinary shares that the selling shareholders named in this prospectus or their transferees may offer from time to time. Of the ordinary shares offered hereby, 478,800 ordinary shares may be offered by the selling shareholders upon the exercise of warrants issued to them pursuant to a securities purchase agreement dated as of November 24, 2004. We are registering the ordinary shares for disposition by the selling shareholders pursuant to commitments with the selling shareholders. The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

LanOptics Ltd. will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus.

The ordinary shares of LanOptics Ltd. are listed for trading on The NASDAQ SmallCap Market under the symbol “LNOP”. On February 1, 2005, the closing price of an ordinary share of LanOptics Ltd. on the NASDAQ SmallCap Market was $11.06.

See “Risk Factors” beginning on page 5 to read about factors you should consider before buying the ordinary shares of LanOptics Ltd.

________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated February 2, 2005

TABLE OF CONTENTS

NOTICE REGARDING FORWARD-LOOKING STATEMENTS	3
PROSPECTUS SUMMARY	4
RISK FACTORS	5
CAPITALIZATION AND INDEBTEDNESS	11
REASONS FOR THE OFFER AND USE OF PROCEEDS	12
MARKET PRICE DATA	12
SELLING SHAREHOLDERS	13
OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION	16
EXPENSES ASSOCIATED WITH THE REGISTRATION	18
FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS	18
EXPERTS	19
LEGAL MATTERS	19
MATERIAL CHANGES	19
WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	19
ENFORCEABILITY OF CIVIL LIABILITIES	20

When you are deciding whether to purchase the ordinary shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the ordinary shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

In this prospectus, “we”, “us”, “our”, the “Company” and “LanOptics” refer to LanOptics Ltd., an Israeli company, and our major subsidiary, E.Z. Chip Technologies Ltd.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant. For periods beginning on or after January 1, 2004, we prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States. For periods prior to January 1, 2004, we prepared our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in Israel. All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

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NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

LANOPTICS LTD.

We were incorporated in Israel in December 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate local area networks, or LANs, and wide area networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, in which we currently have a 53.4% ownership interest.

Our registered offices and our principal executive offices are located at 1 Hatamar street, P.O. box 527, Yokneam 20692 Israel, and our telephone number is 972-4-959-6666. Our address on the internet is www.lanoptics.com.

The Offering

Ordinary shares offered	1,846,800 shares (including 478,800 shares issuable upon exercise of warrants)
Nasdaq SmallCap Market Symbol	“LNOP”
Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby. We will, however, receive the proceeds from the exercise of the warrants if and when they are exercised for cash.
Ordinary Shares Outstanding	10,626,285 shares
Risk Factors	Prospective investors should carefully consider the Risk Factors beginning on Page 5 before buying the ordinary shares offered hereby.

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RISK FACTORS

You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating To Our Business

We have had a limited operating history in the network processor industry and our future financial results are difficult to predict.

Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the network processor industry, with our first product sales in the second quarter of 2002 and total network product sales through September 30, 2004 of approximately $5.2 million. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the rapidly developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	expand and enhance our product offerings;

•	increase our revenues;

•	diversify our sources of revenue;

•	respond to technological changes; and

•	respond to competitive market conditions.

If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We are dependent on the networking equipment market for our growth and if it does not grow, then we will not be able to expand our business.

The growth of our network processor business depends in part on increased acceptance and use of networking equipment. In particular, we depend on the ability of our target customers to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market’s acceptance of 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the 10 Gigabit Ethernet technologies development rate may be slower that we anticipate. If the use of networking equipment does not grow as we anticipate, or our target customers do not incorporate our products into theirs, our growth would be impeded.

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Many of our competitors and potential competitors are much larger than us and if we are unable to compete effectively, we could lose our market share and revenues.

The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and increase our losses. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.

Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers. As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue, increase production costs and result in liability.

Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software upgrades or patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are relatively a new entrant to a market dominated by large, well-established companies.

We may have to redesign our products to meet rapidly evolving industry standards and customer specifications, which could delay our production and increase our operating costs.

We operate in a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers’ industry.

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Our customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process. In response, we may have to redesign our products to suit these changing demands, which would likely delay the production of our future products and increase operating costs.

Because our products have lengthy design and development cycles, we could experience delays in generating revenues or cancellation of customer contracts.

We may never generate significant revenues from our products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer’s plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, we may experience delays from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell our equipment or that such efforts by our customers will be successful.

The loss of personnel could affect our ability to design and market our products.

To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and an increasing number of startup companies which are emerging with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

If we are unable to adequately protect our technology or other intellectual property through patents, copyrights, trade secrets, trademarks and other measures, our competitors could use our proprietary information and we could lose our competitive advantage.

To compete effectively, we must protect our proprietary information. We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. Our failure to adequately protect our technology or other intellectual property from use by our competitors could jeopardize our competitive advantage, and result in a loss of customers. We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

Our products employ technology that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products.

Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

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Because the processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities, we may experience delays in production and increased costs.

The manufacture of processors is a highly complex and technically demanding process. Defects in design or problems associated with transitions to newer manufacturing processes or new manufacturers can result in unacceptable manufacturing yields and performance. These problems are frequently difficult to detect in the early stages of the production process and can be time-consuming and expensive to correct once detected. As a result, defects, performance problems with our products or poor manufacturing yields could adversely affect our business and operating results.

We depend on third-party manufacturers and other suppliers to manufacture our network processors.

 The fabrication of our network processors is outsourced to third-party manufacturers and subcontractors. There are significant risks associated with our reliance on third-party manufacturers. Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products. Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

Under a November 2000 agreement, IBM agreed to manufacture our NP-1 and NP-1c network processors and related prototypes until December 31, 2005. Under the agreement’s terms, IBM may reduce or delay shipment if its ability to manufacture the NP-1 and NP-1c network processors is constrained. IBM is the sole manufacturer of the NP-1 and NP-1c network processors. If IBM fails to deliver network processors on time or at all, our business could be severely harmed. If the arrangement with IBM is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to locate a substitute supplier.

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We have entered into arrangements with respect to the manufacture of our NP-2 network processor, which will entail similar risks. Moreover, unlike the arrangement relating to the manufacture of our NP-1 and NP-1c network processors, a portion of the pre-manufacturing process of the NP-2 network processor will be performed by a subcontractor other than the manufacturer. Reliance on an additional third party, and the interaction between this subcontractor and the manufacturer, may result in unforeseen difficulties or delays in the manufacturing process.

These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

If internally generated funds are insufficient and we are unable to procure funding on favorable terms, we would not be able to develop and expand our business, which could negatively affect our revenues.

We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2006. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has at times been both difficult and expensive. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

If we are unable to procure funding on favorable terms, we may not be able to maintain our ownership percentage in EZchip.

We presently own approximately 53.4% of EZchip. In any future EZchip financing rounds, our holdings in EZchip would be diluted unless we invest additional funds to preserve our equity position. We may not have the cash available to make an investment in order to retain control of EZchip. Furthermore, even if we have funds available to invest in EZchip, it is possible that additional funding from other investors would still dilute our ownership interest in EZchip or cause us to lose control of EZchip.

Fluctuations in the exchange rate between the United States dollar and foreign currencies may affect our operating results.

A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the US Dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in US dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

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Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

We were organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. Our operations could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000. We cannot predict whether or when a peace process will resume, whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

Changes to tax laws may result in our receiving fewer benefits than we hope to receive.

In the past, we received tax benefits under Israeli law for capital investments in facilities and equipment that are designated as “approved enterprises.” We expect to receive these benefits in the future when EZchip attains volume sales levels and becomes profitable. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making certain required investments in fixed assets. From time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2004, and no new benefits will be granted after that date unless the expiration date is again extended. There can be no assurance that new benefits will be available after December 31, 2004, or that existing benefits will be continued in the future in their current level or at any level. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the approved enterprise status of our facilities and programs) could have a material adverse effect on our future business, operating results and financial condition.

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It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. Securities Laws claims in Israel or serve process on substantially all of our officers and directors.

We are organized under the laws of the State of Israel. Substantially all of our executive officers and directors and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Some of the provisions of Israeli law could:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth the capitalization of our company as of September 30, 2004, and as adjusted to give effect to the sale of 1,368,000 ordinary shares to the selling shareholders on November 26, 2004.

	As of September 30, 2004
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$13,520	$27,094

Short-term debt	$—	$—
Long-term loan	—	—
Total shareholders’ deficiency	(19,149)	(5,575)
Total liabilities and shareholders’ equity	$20,472	$34,046

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REASONS FOR THE OFFER AND USE OF PROCEEDS

This prospectus relates to the disposition of up to 1,846,800 of our ordinary shares, of which 1,368,000 ordinary shares were issued and 478,800 ordinary shares are issuable upon exercise of certain warrants. We are registering the ordinary shares for disposition by the selling shareholders pursuant to commitments with the selling shareholders. We will not receive any of the proceeds from the sale by the selling shareholders of our ordinary shares. We will, however, receive the proceeds from the exercise of the warrants if and when they are exercised for cash.

MARKET PRICE DATA

Our ordinary shares are quoted on the NASDAQ SmallCap Market (prior to April 14, 2003, the Company’s ordinary shares were traded on the NASDAQ National Market) and on the Tel Aviv Stock Exchange under the symbol “LNOP.”

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high ask and low bid prices of our ordinary shares, as quoted on the NASDAQ National Market or NASDAQ SmallCap Market, as applicable.

	High	Low
2003
First Quarter	$6.20	$3.88
Second Quarter	8.33	4.47
Third Quarter	9.80	6.41
Fourth Quarter	11.20	8.50

2004
First Quarter	$12.17	$7.95
Second Quarter	9.28	5.06
Third Quarter	8.90	4.77
Fourth Quarter	15.17	7.11

2005
First Quarter (through February 1)	$14.90	$9.75

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Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high ask and low bid prices of our ordinary shares, as quoted on the NASDAQ SmallCap Market.

Month	High	Low
August 2004	$6.85	$5.24
September 2004	$8.90	$5.22
October 2004	$10.97	$7.11
November 2004	$14.47	$9.23
December 2004	$15.17	$10.64
January 2005	$14.90	$9.75

SELLING SHAREHOLDERS

The registration statement of which this prospectus forms a part covers up to 1,846,800 ordinary shares. Of such shares, 1,368,000 were issued to the selling shareholders, and 478,800 are issuable upon conversion of warrants that were issued to them, pursuant to a Securities Purchase Agreement dated November 24, 2004. Such warrants have an exercise price of US$15.50 per share, subject to anti-dilution adjustments, and are exercisable until November 26, 2009. The ordinary shares and warrants were offered and sold to the selling shareholders in reliance upon the exemption from securities registration afforded by the provisions of Regulation D promulgated under the Securities Act of 1933, as amended. We also undertook to effect the registration of the ordinary shares issued and the ordinary shares issuable upon exercise of the warrants and to maintain a registration statement in effect in order to allow the selling shareholders to dispose of these shares from time to time. Except for the ownership of the ordinary shares and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders. The first column lists each of the selling shareholders. The second and third column list the number and percentage of ordinary shares beneficially owned by each selling shareholder prior to the offering, based on each selling shareholder’s ownership of the ordinary shares and the warrants, as of November 26, 2004, assuming full exercise of the warrants held by each selling shareholder on that date, without regard to any limitations on exercise.

The fourth column lists the ordinary shares being offered by this prospectus by each of the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers ordinary shares in an amount equal to the number of ordinary shares issued to the selling shareholders and issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the Securities and Exchange Commission. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

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The fifth and sixth columns of the following table assume the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the warrants, a selling shareholder may not exercise the warrants, to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering.

Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering	Percentage of Ordinary Shares Beneficially Owned Prior to Offering	Maximum Number of Ordinary Shares Offered Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After Offering	Percentage of Ordinary Shares Beneficially Owned After Offering
Satellite Strategic Finance Associates, LLC (1)	837,000 (2)	4.21%	837,000 (2)	0	0%
Smithfield Fiduciary LLC (3)	452,250 (4)	1.58%	452,250 (4)	0	0%
Bonanza Master Fund Ltd.	168,750 (5)	0.97%	168,750 (5)	0	0%
Lakeshore International, Ltd.	103,680 (6)	0.24%	103,680 (6)	0	0%
Global Bermuda Limited Partnership	25,920 (7)	1.22%	25,920 (7)	0	0%
Omicron Master Trust	129,600 (8)	1.22%	129,600 (8)	0	0%
Capital Ventures International (9)…	129,600 (10)	4.21%	129,600 (10)	0	0%
______________

(1)	Satellite Strategic Finance Associates, LLC, an affiliate of a registered broker-dealer, has informed us that it acquired its ordinary shares and warrants in the ordinary course of its business, and that at the time of the purchase of such securities, it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute such securities.

(2)	Includes 217,000 ordinary shares issuable upon the exercise of currently exercisable warrants. Messrs. Lief Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro and David Ford exercise shared voting and dispositive powers with respect to the shares held by Satellite Strategic Finance Associates, LLC. Each of the foregoing persons disclaims beneficial ownership of the shares held by Satellite Strategic Finance Associates, LLC.

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(3)	Smithfield Fiduciary LLC, an affiliate of a registered broker-dealer, has informed us that it acquired its ordinary shares and warrants in the ordinary course of its business, and that at the time of the purchase of such securities, it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute such securities.

(4)	Includes 117,250 ordinary shares issuable upon the exercise of currently exercisable warrants. Highbridge Capital Management, or Highbridge, is the trading manager of Smithfield Fiduciary LLC, or Smithfield, and consequently has voting control and dispositive discretion with respect to securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Smithfiled.

(5)	Includes 43,750 ordinary shares issuable upon the exercise of currently exercisable warrant. Mr. Bernay Box, President of Bernay Box & Co., is the General Partner of Bonanza Master Fund Ltd. and has sole voting and dispositive powers with respect to the shares held by Bonanza Master Fund Ltd.

(6)	Includes 26,880 ordinary shares issuable upon the exercise of currently exercisable warrants. Hunter Capital Management, L.P., (“Hunter capital”), a Delaware limited partnership, is the Investment Manager to Lakeshore International, Ltd. EBF & Associates, L.P. (“EBF”), a Delaware limited partnership is the general partner of Hunter Capital and Global Capital Management, Inc. (“Global Capital”), a Delaware corporation, is the general partner of EBF. John D. Brandenborg and Michael J. Frey are the sole shareholders of Global Capital. As such, each of Hunter Capital, EBF, Global Capital, Mr. Brandenborg and Mr. Frey has dispositive power and voting control over the shares held by Lakeshore International, Ltd, but each disclaims beneficial ownership of these securities.

(7)	Includes 6,720 ordinary shares issuable upon the exercise of currently exercisable warrants. Global Capital Management, Inc. (“Global Capital”), a Delaware corporation, is the general partner of Global Bermuda Limited Partnership, John D. Brandenborg and Michael J. Frey are the sole shareholders of Global Capital. As such, each of Global Capital, Mr. Brandenborg and Mr. Frey ahs dispositive power and voting control over the shares held by Global Bermuda Limited Partnership, but each disclaims beneficial ownership of these securities.

(8)	Includes 33,600 ordinary shares issuable upon the exercise of currently exercisable warrants. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over ordinary shares of our company owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the ordinary shares of our company owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such ordinary shares of our company. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the ordinary shares of our company owned by Omicron and, as of the date of this table, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the ordinary shares of our company owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the ordinary shares of our company owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such ordinary shares and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the ordinary shares of our company being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

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(9)	Capital Ventures International, an affiliate of a registered broker-dealer, has informed us that it acquired its ordinary shares and warrants in the ordinary course of its business, and that at the time of the purchase of such securities, it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute such securities.

(10)	Includes 33,600 ordinary shares issuable upon the exercise of currently exercisable warrants. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, or CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership.

OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

We are registering the ordinary shares issued to the selling shareholders and issuable upon exercise of the warrants to permit the resale of these ordinary shares by the holders of the ordinary shares and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; privately negotiated transactions; short sales. Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions. The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

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The selling shareholders may pledge or grant a security interest in some or all of the warrants or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

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We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES ASSOCIATED WITH THE REGISTRATION

We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $52,000, which include the following categories of expenses:

SEC registration fee	$2,543.52
Printing, edgar and photocopying fees	3,000.00
Legal fees and expenses	25,000.00
Accounting fees and expenses	20,000.00
Transfer agent and registrar fees and expenses	1,000.00
Miscellaneous expenses	456.48
Total Expenses	$52,000.00

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, as a liquidating distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld). Israeli residents are also eligible to purchase ordinary shares.

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions). Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

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EXPERTS

Our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm, as set forth in their report thereon and incorporated herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with the registration of the ordinary shares hereunder with respect to Israeli law will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel.

MATERIAL CHANGES

Except as otherwise described our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is a part of a registration statement on Form F-3, Registration No. 333-121611, which we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

We file annual and special reports and other information with the SEC (Commission File Number 0-15375). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC’s public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

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•	Our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2003;

•	Our Reports on Form 6-K submitted to the SEC on July 2, 2004, September 28, 2004 and December 23, 2004, and our Report on Form 6-K/A submitted to the SEC on August 25, 2004; and

•	The description of our ordinary shares contained in our Amendment No. 3 to our Registration Statement on Form F-1, filed on November 18, 1992.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to LanOptics Ltd., 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel, Attn: Dror Israel, Chief Financial Officer, telephone number ½÷4-959-6666. You may also obtain information about us by visiting our website at www.lanoptics.com. Information contained in our website is not part of this prospectus.

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s Web site. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC’s Web site at http: // www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

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We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

•	the judgment is no longer appealable,

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

•	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud,

•	there was no due process,

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. Judgment creditors must bear the risk of unfavorable exchange rates.

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LANOPTICS LTD.

1,846,800 ORDINARY SHARES

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PROSPECTUS

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You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.